CERTIFICATE of AUTHOR

This Certificate of Author has been prepared to meet the requirements of National Instrument 43-101 Standards of Disclosure for Minerals Projects as published 30 June 2011, Part 8.1.

a) Name, Address, Occupation:
   Charles Johannes Muller
   Suite 4 Coldstream Office Park, Cnr Hendrik Potgieter and Van Staden Roads, Little Falls, Johannesburg, South Africa
   Director
b) Title and Effective Date of Technical Report:
   Definitive Project Plan for Phase 1 of the Asanko Gold Mine with an effective date of November 13, 2014
c) Qualifications:

I graduated with a B.Sc. (Geology) degree from the Rand Afrikaans University in 1988. In addition, I have obtained a B.Sc. Hons (Geology) from the Rand Afrikaans University in 1994 and attended courses in geostatistics and advanced Datamine modelling and geostatistical evaluation through the University of the Witwatersrand.

I am a member/fellow of the following professional associations.

Class	Professional Society	Year of Registration
Member	Geostatistical Association of Southern Africa	2008
Member	South African Council for Natural Scientific Professions (Pr. Sci. Nat. Reg. No. 400201/04)	2004

d) Site Inspection:
   I have made a personal inspection of the Project site.
e) Responsibilities:
   I was responsible for: Sections 1.3, 1.4, 1.6, 1.21, 1.22, Section 6, Section 7, Section 8, Section 9, Section 10, Section 11, Section 12, Section 14, Section 23, Section 25; Section 26; and Section 27.
f) Independence:
   I am independent of Asanko Gold Inc. in accordance with the application of Section 1.5 of National Instrument 43-101.
g) Prior Involvement:
   I have no prior involvement with this project
h) Compliance with NI 43-101:
   I have read National Instrument 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with same.
i) Disclosure:
   As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated, December 17, 2014

Charles Johannes Muller

Registration Number: 2005/042496/07
DRA Minerals Park / 3 Inyanga Close / Sunninghill / 2157
PO Box 3567 / Rivonia / South Africa / 2128
Telephone: +27 (0)11 202 8600

CONSENT OF QUALIFIED PERSON

December 17, 2014

TO: British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers du Québec
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities Service Newfoundland and Labrador
Office of the Superintendent of Securities (Prince Edward Island)
Northwest Territories Securities Office
Nunavut Securities Office
Office of the Superintendent of Securities (Yukon Territory)

AND TO: Asanko Gold Inc.

Dear Sirs/Mesdames:

RE: Asanko Gold Inc. (the "Company")

I, Charles Johannes Muller, am an author of the technical report entitled "Definitive Project Plan for Phase 1 of the Asanko Gold Mine**"**, with an effective date of 13 November, 2014 (the "**Technical Report**").

I hereby consent to the public filing of the Technical Report, and to the use of extracts from, or a summary of, the Technical Report in the press release of the Company dated 13 November, 2014 (the "**Disclosure Document**").

I confirm that I have read the Disclosure Document and that the Disclosure Document fairly and accurately represents the information contained in the sections of the Technical Report for which I am responsible.

Yours truly,

Charles Muller
Director